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FORM 15

    Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-27899

NBC Internet, Inc.
(Exact name of registrant as specified in its charter)

225 Bush Street, San Francisco, California 94104
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $0.0001 par value
(Titles of each class of securities covered by this Form)

n/a
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) /x/	Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(1)(ii) / /	Rule 12h-3(b)(2)(i) / /
Rule 12g-4(a)(2)(i) / /	Rule 12h-3(b)(2)(ii) / /
Rule 12g-4(a)(2)(ii) / /	Rule 15d-6 / /
Rule 12h-3(b)(1)(i) / /

    Approximate number of holders of record as of the certification or notice date:   One

    Pursuant to the requirements of the Securities Exchange Act of 1934 NBC Internet, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 13, 2001	BY:	/s/ ANTHONY E. ALTIG Anthony E. Altig, Chief Financial Officer and Director

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FORM 15